FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 19 April, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 19 April 2018
Trading Statement 1st Quarter 2018

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2018

A GOOD START WITH STRONG VOLUME GROWTH

Performance highlights

Underlying performance		GAAP measures
	vs 2017			vs 2017

Underlying sales growth (USG)(a)	3.4%	Turnover	€12.6bn	(5.2)%
USG excluding spreads(a)	3.7%	Turnover excluding spreads	€11.9bn	(5.2)%
Quarterly dividend payable in June 2018 €0.3872 per share
(a)    These amounts do not include any Q1 price growth in Venezuela. See page 5 for further details.
·
Underlying sales growth excluding spreads 3.7% with volume 3.6% and price 0.1%

·
Emerging markets underlying sales growth 5.1% with volume 4.3% and price 0.8%

·
Share buy-back programme of up to €6 billion to start in May 2018

·
Quarterly dividend raised 8% to €0.3872 per share

Paul Polman: Chief Executive Officer statement

"The first quarter demonstrates another good volume-driven performance across all three Divisions. The broad-based growth, including over 4% volume growth in emerging markets, shows that the 'Connected 4 Growth' programme is working and enhancing our long-term compounding growth model. We are further improving the quality and speed of our global and local innovation as a result of a more agile, consumer-facing organisation. At the same time, we are maintaining strong delivery from our savings programmes and expecting to complete the exit from spreads in the middle of the year.

For the full year, we continue to expect underlying sales growth in the 3% - 5% range and an improvement in underlying operating margin and cash flow that keep us on track for our 2020 goals. We intend to start a share buy-back programme of up to €6 billion in May to return the expected after-tax proceeds from the spreads disposal.
We are raising the dividend by 8%, reflecting confidence in our outlook."

19 April 2018

FIRST QUARTER OPERATIONAL REVIEW: DIVISIONS

	First Quarter 2018
(unaudited)	Turnover	USG*	UVG	UPG*
	€bn	%	%	%
Unilever	12.6	3.4	3.4	0.1
Beauty & Personal Care	4.9	3.9	4.0	(0.2)
Home Care	2.6	4.9	4.8	0.1
Foods & Refreshment	5.1	2.3	2.1	0.2

We have previously announced agreements to sell our spreads business. The table below provides supplementary information on our first quarter 2018 performance excluding sales related to spreads.

	First Quarter 2018
(unaudited)	Turnover	USG*	UVG	UPG*
	€bn	%	%	%
Unilever excluding spreads	11.9	3.7	3.6	0.1
Foods & Refreshment excluding spreads	4.4	2.7	2.4	0.3

* Wherever referenced in this announcement, USG and UPG do not include any Q1 price growth in Venezuela, as explained more fully on page 5.
See page 22 to 23 of the Unilever Annual Report and Accounts 2017 for definitions of USG and UPG.

Our markets:
In the markets in which we operate growth was around 3%, similar to 2017. We did, however, see an improvement in volumes and a lower contribution from price growth, particularly in emerging markets.

Unilever overall performance:
USG excluding spreads was 3.7% with an encouraging shift to volume-led growth compared to the prior year. Across all Divisions, this was driven by strong innovation and market development. USG including spreads was 3.4%. Turnover decreased 5.2% to €12.6 billion, which included an adverse currency impact of (9.8)% and 1.5% from acquisitions net of disposals. Emerging markets grew by 5.1% with a strong contribution from volume, while price growth was modest in a lower inflation environment. Developed markets grew by 1.1% despite continued price deflation in Europe and North America.

Beauty & Personal Care
Beauty & Personal Care grew the core with strong innovations behind purpose-led global and local brands, while expanding the portfolio in attractive segments and channels. This led to good volume growth in the first quarter, continuing the improved momentum from Q4 2017.

Skin cleansing delivered strong growth helped by new premium formats. These included aerosol mousse which delivers an improved sensorial experience and was launched across five brands in Europe, and the launch of Dove body polish in North America which exfoliates and nourishes at the same time. Skin care performed well driven by Vaseline's successful market development campaign, Dove Nourishing Secrets, a naturals-inspired hand and body range, and the therapeutic Dove Derma Series in the United States. Dollar Shave Clubwas introduced to the United Kingdom. Deodorants returned to good volume growth, helped by innovations such as Rexona antibacterial and invisible, which offers both odour and stain protection, but price growth was negative in highly promotional markets. In hair care, volume-led growth was driven by Sunsilk and Dove, helped by their successful expansion into natural propositions with on-trend ingredients, and the TRESemmé premium relaunch with improved formulation in North America and Europe.

Home Care
Home Care increased its strong emerging market footprint with its proven market development model and benefit-led innovations.

Growth in laundry was driven by successfully expanding our core brands in new, fast-growing segments, such as natural products with the premium Omo Naturals range in China. We are also uptrading consumers into the liquids segment in emerging markets, for example with Surf Excel Matics in India, and into premium formats in developed markets, such as the launch of the new
Persil triple chamber liquid capsules in the United Kingdom. The Comfortdetergent launch in Indonesia had a promising start, while the roll-outs of Surf into Central and Eastern Europe and Omo into Iran continued to perform well. Comfort fabric conditioners delivered another quarter of double-digit growth, helped by rolling out the Comfort deluxe range in the United Kingdom and extending the successful Comfort Pure variant into India, its 22nd market. Household care remained a strong growth contributor to Home Care. This was helped by continued double-digit growth of Domestos toilet blocks and Cif creams, as well as the launch of Sunlight dishwash in Indonesia with improved formulation that allows 5x faster degreasing, and Cif premium sprays, with specialist care and cleaning, in Europe. Our water purification business performed well, while in air purification Blueair had a weak quarter impacted by an improvement in ambient air quality in China, the brand's biggest market.

Foods & Refreshment
The Division continued to build its presence in emerging markets and sustained a strong performance in food service channels. At the same time, we further modernised the portfolio by responding to consumer needs in fast-growing segments such as 'free-from', vegan, health and wellness.

Innovations behind our premium ice cream brands contributed to another good start to the year. These included the launch of Magnum Core and Praline variants, which provide our most indulgent ice cream experience yet, and the roll-out of the successful Ben & Jerry's non-dairy platform from the United States into Europe. Breyers delights'low-calorie, high-protein variants have now been launched in 11 countries. Leaf tea continued with the positive momentum shown in 2017, driven by strong innovations in green and other speciality teas in India, where we extended our market leadership, and strong performances in North Africa. The recently acquired Pukka Herbs organic herbal tea business had a very good first quarter. In foods, Knorr delivered another quarter of growth above the Group average, primarily driven by cooking products in emerging markets, as well as innovations in developed markets. These included the launch of Knorr mini meals in Europe, snack products with natural and nutritious ingredients, and Knorr Selects side dishes in the United States. Hellmann'scontinued to communicate its strong natural claims while further extending its range with the launch of avocado and sunflower oil variants with Omega 3 and Vitamin E in the United States. Volume growth improved, however pricing turned negative in an increased promotional environment.

FIRST QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

(unaudited)	First Quarter 2018
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	12.6	3.4	3.4	0.1
Asia/AMET/RUB	5.7	5.9	4.7	1.2
The Americas	3.9	2.5	3.6	(1.0)
Europe	3.0	-	0.7	(0.7)

(unaudited)	First Quarter 2018
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	5.1	1.1	2.1	(1.0)
Emerging markets	7.5	5.1	4.3	0.8
North America	2.1	2.9	3.6	(0.7)
Latin America	1.8	2.2	3.7	(1.5)

The table below provides information on our first quarter 2018 performance excluding sales related to spreads.

	First Quarter 2018
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets excluding spreads	4.7	1.2	2.2	(1.0)
Europe excluding spreads	2.6	-	0.8	(0.8)
North America excluding spreads	2.0	3.2	3.7	(0.5)

Asia/AMET/RUB
Underlying sales growth was driven by accelerated volume gains, while price growth has progressively decreased over the last three quarters. The first quarter included strong growth for laundry, ice cream and cooking products. India continued to demonstrate broad-based volume gains and Pakistan grew in double digits. As expected, price growth in South Asia remained low, given price reductions in some categories at the end of last year and benefits of the Goods and Services Tax, which were passed on to consumers from July 2017. In China, growth was driven by strong e-commerce sales and new product launches but partially offset by a sharp decline in air purification. Turkey continued to grow at double-digit rates, while sales growth in Indonesia, South Africa and Russia was adversely affected by challenging market and competitive conditions.

The Americas

North America saw a quarter of strong volume growth, largely due to a soft prior year comparator and a boost from the timing of innovations and promotions. Skin cleansing, skin care and hair care performed well and the new brand launch
Love, Beauty and Planet
is off to a good start.
Latin America sustained the improved volume momentum, that started in Q4 2017, with particularly strong performances in deodorants and hair care. Volume growth was broad-based across our five biggest markets, while pricing turned negative in the quarter, mainly driven by increased promotional activity in Brazil.
Europe
Markets in Europe remained challenging. Weak consumer demand, price deflation in several countries and a challenging retail environment adversely affected our sales growth in the quarter, particularly in France.
Competitive intensity remains high in deodorants and foods, while ice cream and skin cleansing had a good start to the year, helping our performance in Germany and the United Kingdom.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within Italy and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS AND SHARE BUY-BACKS

The Boards have determined to pay a quarterly interim dividend for
Q1 2018
at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share:                         € 0.3872
Per Unilever PLC ordinary share:                         £ 0.3341
Per Unilever N.V. New York share:                       US$ 0.4789
Per Unilever PLC American Depositary Receipt:   US$ 0.4789

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 17 April 2018.

US dollar cheques for the quarterly interim dividend will be mailed on 6 June 2018 to holders of record at the close of business on 4 May 2018. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2018 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q1 2018	19 April 2018	3 May 2018	4 May 2018	6 June 2018
Quarterly dividend - for Q2 2018	19 July 2018	2 August 2018	3 August 2018	5 September 2018
Quarterly dividend - for Q3 2018	18 October 2018	1 November 2018	2 November 2018	5 December 2018

A share buy-back programme of up to €6 billion is intended to start in May 2018.

SEGMENT INFORMATION - DIVISIONS
(unaudited)

First Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2017	5,141	2,710	5,468	13,319
2018	4,908	2,560	5,154	12,622
Change (%)	(4.5)	(5.5)	(5.8)	(5.2)
Impact of:
Exchange rates* (%)	(11.2)	(10.4)	(8.0)	(9.8)
Acquisitions (%)	3.6	0.5	1.0	1.9
Disposals (%)	-	-	(0.8)	(0.4)

Underlying sales growth (%)	3.9	4.9	2.3	3.4
Price (%)*	(0.2)	0.1	0.2	0.1
Volume (%)	4.0	4.8	2.1	3.4

SEGMENT INFORMATION - GEOGRAPHICAL AREA
(unaudited)

First Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2017	5,921	4,370	3,028	13,319
2018	5,719	3,931	2,972	12,622
Change (%)	(3.4)	(10.0)	(1.8)	(5.2)
Impact of:
Exchange rates* (%)	(11.0)	(14.0)	(0.8)	(9.8)
Acquisitions (%)	2.4	3.1	(0.9)	1.9
Disposals (%)	-	(1.0)	(0.1)	(0.4)

Underlying sales growth (%)	5.9	2.5	-	3.4
Price (%)*	1.2	(1.0)	(0.7)	0.1
Volume (%)	4.7	3.6	0.7	3.4

 * Q1 underlying price growth in Venezuela has been excluded from the Price rows in the tables above, and an equal and opposite adjustment made in the Exchange rate rows.
The adjustment made at Total Group level in these tables in respect of Q1 price growth in Venezuela was 0.5%. Prior to this adjustment being made, price growth at Total Group level would have been 0.6% and exchange rate impact (10.3)%. The corresponding adjustments for Foods & Refreshment were 1.4%, and for the Americas were 1.8%. There is no adjustment in the other Divisions or other geographical areas.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth. The reconciliation of these measures to changes in the GAAP measure turnover is provided on page 5. Please refer to page 22 and 23 of the Unilever Annual Report and Accounts 2017 for definitions of these non-GAAP measures and explanations of their relevance.

IMPORTANT INFORMATION

This announcement contains inside information. This is a public announcement pursuant to article 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 79 1727 1819 +44 78 2504 9151 +31 10 217 4844 +32 494 60 4906	treeva.fenwick@unilever.com louise.phillips@unilever.com els-de.bruin@unilever.com freek.bracke@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp